January 16, 2007

Via Facsimile and EDGAR

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 5546

Washington, D.C.  20549-5546

Response to Comment Letter dated December 29, 2006

The Dow Chemical Company

Form 10-K filed on February 17, 2006

File No. 1-3433

Dear Ms. Blye:

The Dow Chemical Company (“Dow”) acknowledges receipt of the Staff’s letter dated December 29, 2006, concerning its Form 10-K filed on February 17, 2006 (File No. 1-3433). We are responding to the Staff’s comments and requests for supplemental information in this letter.

Following is a list of defined terms that are used throughout this letter, a restatement of the comments by the Staff, and Dow’s response with respect to each comment:

Defined Terms

“Dow” means The Dow Chemical Company, a Delaware corporation, and does not, for the purposes of this letter, include its consolidated subsidiaries. Where Dow’s consolidated subsidiaries are meant to be included in a particular response, the term “consolidated subsidiaries” has been specifically used.

“Nonconsolidated affiliates” means 20-50 percent directly or indirectly owned joint ventures of Dow and its consolidated subsidiaries.

Comments and Responses

1.                           We note from public reports that you may have operations in or resales into Iran, which is identified as a state sponsor of terrorism by the State Department and subject to export controls and sanctions administered by the Commerce Department’s Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control. Your Form 10-K discloses that you have operations in the Middle East but does not contain information relating specifically to operations in or contacts with Iran. Please describe your current, past and anticipated operations in and contacts with Iran, if any, including through affiliates, joints ventures and other direct and indirect arrangements.

RESPONSE

Neither Dow nor its consolidated subsidiaries have operations in Iran. However, certain of Dow’s non-U.S. consolidated subsidiaries have had an immaterial amount of sales into Iran as shown below. To the best of Dow’s knowledge and belief, all such sales were in compliance with applicable U.S. laws. No significant changes in these activities are anticipated in the near future.

Sales into Iran by Non-U.S. Consolidated Subsidiaries In millions		% of Total Sales of Dow and its Consolidated Subsidiaries
2004	$19.5	0.048%
2005	$10.8	0.023%
3Q06YTD	$4.2	0.011%

Further, none of Dow’s nonconsolidated affiliates have operations in Iran. However, the following non-U.S. nonconsolidated affiliates of Dow have had an immaterial amount of sales into Iran as shown below. To the best of Dow’s knowledge and belief, all such sales were in compliance with applicable U.S. laws. No significant changes in these activities are anticipated in the near future.

Sales into Iran by Non-U.S. Nonconsolidated Affiliates In millions	2004	2005	2006
EQUATE Petrochemical Company (1)	$1.9	$2.9	—
MEGlobal (2)	—	—	$18

(1)          Represented 0.2% of EQUATE’s total sales in 2004 and 0.3% in 2005.

(2)          MEGlobal has one customer in Iran which is owned by the State of Iran - Iran Petrochemical Commercial Company (“IPCC”). IPCC is a wholly owned subsidiary of NPC, National Iranian Oil and Petrochemical Companies, which is wholly owned by the State of Iran. Sales to this customer were made by non-U.S. entities and represented 1% of MEGlobal’s total sales for 2006.

2.                           Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the country’s status as a state sponsor of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders. Please describe the extent to which the government of Iran or entities controlled by it are intermediaries or receive financing in connection with your operations associated with Iran.

RESPONSE

Materiality Analysis

As noted in our response to Comment #1, Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Iran. Also as noted in our response to Comment #1, sales into Iran by certain non-U.S. consolidated subsidiaries and non-U.S. nonconsolidated affiliates are immaterial in amount and are, to the best of Dow’s knowledge and belief, made in compliance with applicable U.S. laws.

Certain information regarding the sales activity of Dow and its consolidated subsidiaries in the Middle East, in general, and Iran, in particular, is publicly available. We are not aware of any investor that has stopped purchasing or sold its holdings in Dow securities as a consequence thereof; nor are we aware of any boycott of Dow, its consolidated subsidiaries, its nonconsolidated affiliates or their respective products as a consequence thereof; nor has Dow received a related shareholder proposal or, to the best of our knowledge, even a shareholder inquiry on the topic. Accordingly, from both a quantitative and a qualitative perspective, we do not believe that these activities are material to Dow, nor do they constitute a material investment risk to our security holders.

Connections with the Government of Iran

As noted in our response to Comment #1 and repeated above, Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Iran. Therefore, the governments of Iran or entities controlled by it do not act as intermediaries or receive financing in connection therewith.

3.                           Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing the Legislative Budget and Finance

Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Please also address the impact of your regulatory compliance programs that cover operations and contact associated with Iran, and any internal risk assessment undertaken in connection with business in Iran.

RESPONSE

Materiality Analysis

As noted in our response to Comment #1, Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Iran. Also as noted in our response to Comment #1, sales into Iran by certain non-U.S. consolidated subsidiaries and non-U.S. nonconsolidated affiliates are immaterial in amount and are, to the best of Dow’s knowledge and belief, made in compliance with applicable U.S. laws. Certain non-U.S. consolidated subsidiaries had immaterial accounts receivable balances associated with their sales into Iran as shown in the following table, but had no other associated assets or liabilities. None of Dow’s nonconsolidated affiliates have accounts receivable balances or other assets or liabilities associated with Iran.

A/R Balances related to Sales into Iran by Non-U.S. Consolidated Subsidiaries In millions		% of Total Trade Receivables of Dow and its Consolidated Subsidiaries
December 31, 2004	$7.3	0.154%
December 31, 2005	$1.4	0.027%
September 30, 2006	$1.1	0.020%

As noted in our response to Comment #2, we do not believe — for the stated reasons — that the activities described are material to Dow from a quantitative or qualitative perspective, nor do they constitute a material investment risk to our security holders. Furthermore, we believe that those same conclusions apply equally to our reputation and share value. The described activities do not have a negative impact on our reputation and share value because the amounts involved are immaterial; to the best of Dow’s knowledge and belief, all activities are in compliance with applicable U.S. laws; we are not aware of any investor that has stopped purchasing or sold its holdings in Dow securities as a consequence thereof; we are not aware of any boycott of Dow, its consolidated subsidiaries, its nonconsolidated affiliates or their respective products as a consequence thereof; and Dow has not received a related shareholder proposal or, to the best of our knowledge, even a shareholder inquiry on the topic.

Regulatory Compliance Program

The laws administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”) do not prohibit sales into Iran by foreign affiliates of U.S. companies and the involvement of non-US employees in such sales, provided materials produced in the United States (other than de minimus amounts) and U.S. persons are not involved.

As suppliers of chemicals, plastics and agricultural products that contribute to the development of a wide spectrum of industries, certain non-U.S. consolidated subsidiaries of Dow have had immaterial sales into Iran, as noted in our response to Comment #1. Dow is aware of its compliance obligations, and recognizes that this awareness is particularly important with regard to countries against which the U.S. government or multilateral institutions like the United Nations have implemented sanctions, embargoes or other trade-related restrictions. These countries are referred to as “security-sensitive” countries and/or “sanctioned” countries.

Under Dow’s Regulatory Compliance Program, Dow’s order entry system blocks U.S. consolidated subsidiaries from making any sales into Iran. Dow’s non-U.S. consolidated subsidiaries conduct an extensive internal review prior to making any sale into Iran. In accordance with the BIS and OFAC “Know Your Customer” Guidelines, “Red Flag” indicators and “Denied Party Screening” requirements, this review focuses on knowledge about the customer, the intended end-use of the material and the environment into which the sale is being made. These sales are noted in Dow’s order-entry system and are subject to review and approval by non-U.S. employees of the selling business and Dow’s International Trade Operations department before the order is finalized. This activity is an extension of Dow’s product stewardship and Responsible Care® programs. To the best of Dow’s knowledge and belief, Dow and its consolidated subsidiaries are in compliance with applicable U.S. laws.

4.                           Please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government or activities that directly or indirectly produce income for the Iranian government, of Section 5(b) of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

RESPONSE

To the best of Dow’s knowledge and belief, none of the sales into Iran by Dow’s non-U.S. consolidated subsidiaries involve products that support development of weapons of mass destruction or other military capabilities. Likewise, to the best of Dow’s knowledge and belief, none of the sales into Iran by Dow’s non-U.S. nonconsolidated affiliates involve such products.

5.                           We also note from your 10-K that you have operations in the Middle East and Africa. Please identify for us the countries in the Middle East and Africa with which you have operations, sales or other contacts. We may have further comment.

RESPONSE

Dow, its consolidated subsidiaries and its nonconsolidated affiliates have operations in and/or sales into countries in the Middle East and Africa as follows:

	Dow and its Consolidated Subsidiaries(1)		Nonconsolidated Affiliates
Country	Operations as of Dec. 31, 2006	Sales in 2006	Operations as of Dec. 31, 2006	Sales in 2006
Algeria		X		X
Angola		X		X
Bahrain		X	X	X
Benin		X		X
Botswana		X
Burkina Faso		X
Cameroon		X		X
Cape Verde		X
Comoros		X
Congo		X
Democratic Republic of the Congo		X
Egypt	X	X		X
Equatorial Guinea		X
Eritrea		X
Ethiopia		X		X
Gabon		X		X
Gambia		X
Ghana		X		X
Guinea		X
Iran (2)		X		X
Iraq (2)		X
Israel		X		X
Ivory Coast		X		X
Jordan		X		X
Kenya		X		X
Kuwait		X	X	X
Lebanon		X		X
Liberia		X
Libya (2)		X		X
Madagascar		X
Malawi		X

Mali		X		X
Mauritania		X
Mauritius		X		X
Morocco		X		X
Mozambique		X
Namibia		X
Niger		X
Nigeria		X		X
Oman		X	X	X
Qatar		X		X
Reunion		X
Rwanda		X
Saudi Arabia		X	X	X
Senegal		X
Seychelles		X
South Africa	X	X	X	X
Sudan (2)		X		X
Swaziland		X
Syria (2)		X		X
Tanzania		X		X
Togo		X
Tunisia		X		X
Turkey	X	X	X	X
Uganda		X
United Arab Emirates		X	X	X
Yemen		X		X
Zambia		X
Zimbabwe		X	X	X

(1)          To the best of Dow’s knowledge and belief, all activity is in compliance with applicable U.S. laws.

(2)          These sales were made by non-U.S. entities and, to the best of Dow’s knowledge and belief, in compliance with applicable U.S. laws.

In connection with our responses to the Staff’s comments, we acknowledge that:

—      Dow is responsible for the adequacy and accuracy of the disclosure in the filing;

—      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—      Dow may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 636-1541 or by facsimile at (989) 638-9723.

Best regards,

/S/ WILLIAM H. WEIDEMAN

William H. Weideman

Vice President and Controller

cc:                 John Cash, Division of Corporation Finance

Pamela Long, Division of Corporation Finance

James Lopez, Division of Corporation Finance